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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           CURTICE-BURNS FOODS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                           CURTICE-BURNS FOODS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.99 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.99 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   231382102
                                   231382201
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                            ------------------------

                              MR. J. WILLIAM PETTY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CURTICE-BURNS FOODS, INC.
                         90 LINDEN PLACE, P.O. BOX 681
                              ROCHESTER, NY 14603
                                 (716) 383-1850

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON
                               FILING STATEMENT)

                                With copies to:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

________________________________________________________________________________
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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Curtice-Burns Foods, Inc., a New York corporation (the 'Company'), and the principal executive offices of the Company are located at 90 Linden Place, P.O. Box 681, Rochester, New York 14603. The titles of the classes of equity securities to which this Statement applies are the Class A Common Stock, par value $.99 per share (the 'Class A Shares'), and the Class B Common Stock, par value $.99 per share, of the Company (the 'Class B Shares' and, together with the Class A Shares, the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the proposed tender offer disclosed in the press release of the Company issued today, a copy of which is attached as Exhibit 1 to this Schedule 14D-9, by PF Acquisition Corp., a New York corporation (the 'Purchaser') and a wholly owned subsidiary of Pro-Fac Cooperative, Inc., a New York cooperative corporation ('Pro-Fac'), to purchase all the outstanding Shares at a price of $19.00 per Share (the 'Offer Price'), net to the seller in cash (the 'Offer'). The Offer is being made by the Purchaser pursuant to, and is subject to the terms and conditions set forth in, an Agreement and Plan of Merger, dated as of September 27, 1994 (the 'Merger Agreement'), among Pro-Fac, the Purchaser and the Company, a copy of which is attached as Exhibit 2 to this
Schedule 14D-9. After termination or expiration of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the New York Business Corporation Law (the 'BCL'), the Purchaser shall be merged with and into the Company (the 'Merger'), and all the outstanding Shares (other than any Shares owned by the Company or by any subsidiary of the Company or by Pro-Fac, the Purchaser or any other subsidiary of Pro-Fac or dissenting shareholders who have perfected appraisal rights under New York law), shall be converted into the right to receive the Offer Price in cash without interest, or, if no Shares are purchased by the Purchaser pursuant to the Offer, the highest price per Share offered by the Purchaser pursuant to the Offer (the 'Merger Consideration'), as more fully described in Item 3(b)(2) below.

     The principal executive offices of the Purchaser are located at 90 Linden Oaks Office Park, Rochester, New York 14603.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Certain information with respect to material contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers is set forth in the Company's Proxy Statement dated October 21, 1993, a copy of the relevant portions of which is attached as
Exhibit 3 to this Schedule 14D-9 and incorporated herein by reference.

     Pursuant to the Merger Agreement, the Company has agreed to terminate its existing stock option plan. See the 'Merger Agreement -- Agreements with Respect to Employee Matters' in Item 3(b)(2) below.

     Charles Brosius, a director of the Company, is also the Vice Chairman of the Board of Directors of Agway Inc. ('Agway'), the beneficial owner of approximately 99% of the Class B Shares and approximately 14% of the Class A Shares. Donald Pease, Chairman of the Board of Directors of the Company, and Vyron Chapman, Carl Smith and Christian Wolff, each of whom is a director of the Company, are also directors of Agway. Courtney Burdette, John Norris and Peter O'Neill, each of whom is a director of the Company, are full-time officers and employees of Agway. Charles Saul, who was a director of the Company until September 8, 1994, is currently President of Agway. Carl Whittemore, who was a director of the Company until September 14, 1994, is a full-time employee of Agway. From time to time, the Company purchases certain products and services (principally petroleum) from Agway and its subsidiaries at competitive prices, and Agway purchases certain products (principally frozen foods) from the Company at competitive prices. During fiscal 1994, the Company's purchases from Agway and its subsidiaries amounted to approximately $1.2 million and Agway's purchases from the Company amounted to approximately $29,000.

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     Robert Call, Jr., a  director of the  Company, is also  a director and  the
President of Pro-Fac. Mr. Call is nominated to the Board of Directors of the Company pursuant to the Integrated Agreement dated as of June 27, 1992 (the 'Integrated Agreement'), between Pro-Fac and the Company. See Item 3(b)(2) below for a discussion of certain other provisions of the Integrated Agreement. Mr. Call owns, indirectly, approximately 1.7% of the common stock of Pro-Fac and, directly and indirectly, approximately 2.6% of the preferred stock of Pro-Fac. Mr. Call's brother, Richard C. Call, is a director of Agway. Robert and Richard
Call,   through  a  controlled  corporation,  My-T  Acres,  Inc.,  sell  certain agricultural products to Pro-Fac. The prices paid to My-T Acres, Inc., by Pro-Fac for products delivered are identical to prices paid to all others for like produce. Pro-Fac paid My-T Acres, Inc., $2,038,000 for products delivered during fiscal 1994.

     Roy Myers, who is a director and Executive Vice President of the Company, is the General Manager and chief executive officer of Pro-Fac and is appointed to fill such position pursuant to the Integrated Agreement. Mr. Myers does not receive any compensation from Pro-Fac for acting as its General Manager.

     Pursuant to the By-laws of Pro-Fac and the Integrated Agreement, each of the Company and Agway has the right to nominate one director to the Board of Directors of Pro-Fac. In accordance with these provisions, Messrs. Pease and Wolff served as directors of Pro-Fac until June 1994, when each of them resigned as a director of Pro-Fac.

     (b)(2) Certain pending litigation between the Company and Pro-Fac is described in Item 4 below.

     The following is a summary of certain provisions of the Merger Agreement, the Agreement dated as of September 27, 1994 (the 'Stockholder Agreement'), among Pro-Fac, the Purchaser and Agway Holdings, Inc. ('AHI'), the Integrated Agreement, the letter agreement dated November 11, 1993 (the 'Agway Letter'), among the Company, Agway, Agway Financial Corporation and AHI, the agreement dated as of April 29, 1993 (the 'Agway Release'), among Agway, AHI and the
Company, and the agreement dated as of August 16, 1994 (the 'Arbitration Agreement'), between the Company and Pro-Fac. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement, the Stockholder Agreement, the Integrated Agreement, the Agway Letter, the Agway Release and the Arbitration Agreement, copies of which are attached as Exhibits 2, 4, 5, 6, 7 and 8 to this Schedule 14D-9, respectively, and which are incorporated herein by reference.

MERGER AGREEMENT

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares pursuant to the Offer is subject to the following conditions, among others: (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 90% of the outstanding Class A Shares and 90% of the outstanding Class B Shares (the 'Minimum Tender Condition'), (ii) the expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the 'HSR Act'), (iii) receipt by Pro-Fac of financing sufficient to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement (the 'Financing Condition'), (iv) the absence of any orders or other legal restraints or prohibitions that, directly or indirectly, prohibit or would delay materially the Purchaser from purchasing or paying for Shares pursuant to the Offer, (v) the absence of material proceedings challenging the Merger Agreement or the Stockholder Agreement or seeking to prohibit, prevent or materially delay, or alter any of the terms of, the transactions contemplated by the Merger Agreement or the Stockholder Agreement, (vi) the accuracy of the representations and warranties of the Company and AHI set forth in the Merger Agreement and the Stockholder Agreement, respectively, (vii) the performance by the Company and AHI of their respective obligations set forth in the Merger Agreement and the Stockholder Agreement,
(viii) receipt by Pro-Fac of certain consents, filings, approvals and waivers from third parties required to consummate the Offer and the Merger and (ix) receipt by Pro-Fac of evidence of the termination of the contracts, agreement and other arrangements between the Company and its financial advisors. Pursuant to the terms of the Merger Agreement, Pro-Fac and the Purchaser have expressly reserved the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided, however, that without the consent of the Company, the Purchaser may not (i) reduce the number of Shares subject to

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the  Offer, (ii) reduce  the price per Share  to be paid  pursuant to the Offer,
(iii) add to or amend in a manner adverse to the holders of Shares the conditions to the Offer, (iv) except as provided below, extend the Offer, (v) change the form of consideration payable in the Offer, (vi) amend the Offer in any way such that the holders of Class A Shares receive consideration that differs from the consideration received by holders of Class B Shares or (vii) accept for payment Shares that do not represent, in the aggregate, at least 58% of all the outstanding Class A Shares, at least a majority of all the outstanding Class B Shares and at least two-thirds of all the outstanding Shares, in each case on a fully diluted basis. The Purchaser may, without the consent of the Company (and, in the case of clauses (i) and (ii) below, shall, unless the Company otherwise consents), (i) extend the Offer if at any scheduled expiration date of the Offer any condition to the Purchaser's obligation to purchase Shares is not satisfied, to allow additional time for such condition to be satisfied or waived, except that if the Financing Condition is the only condition not satisfied at any scheduled expiration date of the Offer and the Purchaser has entered into definitive documents for its financing, the Offer may not be extended pursuant to this clause to any date that is later than five business days after the Purchaser's signing of the last of such definitive documents to be signed, (ii) as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission and (iii) for any reason for up to 15 business days beyond the latest expiration date that would otherwise be permitted, so long as the Offer is not extended (unless due to a rule, regulation, interpretation or position of the Commission) beyond December 15, 1994, and any extension is not reasonably likely to result in any of the conditions (other than any condition irrevocably waived in writing by Pro-Fac and the Purchaser) to the Purchaser's obligations to purchase Shares not being satisfied at the proposed new scheduled expiration date of the Offer.

     Subject to the terms and conditions of the Offer and the Merger Agreement, the Purchaser shall, and Pro-Fac shall cause the Purchaser to, pay for all Shares validly tendered and not withdrawn that the Purchaser becomes obligated to purchase as soon as practicable after the expiration of the Offer.

     Under the Merger Agreement, the Company has waived its rights under its Restated Certificate of Incorporation to purchase Class B Shares to be sold to the Purchaser pursuant to the Offer.

     The Merger. The Merger Agreement provides that, upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser shall be merged with and into the Company. In the Merger, each issued and outstanding Share (other than any Share owned by the Company, Pro-Fac or any of their subsidiaries and other than Shares as to which appraisal rights have been perfected under New York law) shall be converted into the right to receive the Merger Consideration. The Merger Agreement provides that the Merger shall be consummated as soon as practicable after the satisfaction or waiver of the conditions to the Merger and shall become effective upon filing of a certificate of Merger with the Secretary of State of New York or at such later time as shall be specified in the Certificate of Merger (the 'Effective Time of the Merger').

     Board Representation. The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment pursuant to the Offer, the number of directors constituting the Board of Directors of the Company shall be reduced to seven and the Purchaser shall be entitled to designate such number of directors on the Company's Board of Directors as shall constitute a majority thereof. The Company has agreed that, subject to applicable law, it shall take all action requested by the Purchaser necessary to cause the Purchaser's designees to be elected to the Company's Board of Directors. Following the election of the Purchaser's designees to the Company's Board of Directors and until the Effective Time of the Merger, the Company's Board of Directors shall have at least three members who were directors on September 27, 1994, or who have been designated by such members (the 'Independent Directors') and who are not officers of the Company or officers or directors of Pro-Fac. Until the Effective Time of the Merger, any termination or amendment of the Merger Agreement, extension of time for performance or waiver under the Merger Agreement by the Company shall require the approval of a majority of the Independent Directors. The Merger Agreement provides that the officers of the Company immediately prior to the Effective Time of the Merger shall be the initial officers of the Company following the Merger, each to hold office until his or her respective successors are duly elected and qualified, except that the Chairman of the Company's Board of Directors and, at the request of Pro-Fac or the Purchaser, any officer of the Company who would be entitled, under the terms of any severance or similar plan, to receive severance benefits upon such officer's voluntary departure

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from  the Company upon completion of  the Merger, shall tender their resignation immediately following the Effective Time of the Merger.

     Shareholders Meeting. The Merger Agreement provides that, if required by applicable law, the Company shall call a meeting of its shareholders for the purpose of obtaining the approval required in connection with the transactions contemplated by the Merger Agreement. Under the Merger Agreement, at any such meeting Pro-Fac and the Purchaser are required to vote all Shares owned by them in favor of approval of the Merger Agreement and the Merger.

     If the Minimum Tender Condition is satisfied and the Purchaser purchases Shares pursuant to the Offer, the Purchaser shall be the owner of at least 90% of each class of the outstanding Shares, enabling it to effect the Merger without the approval of any other shareholder of the Company. If the Purchaser does not own at least 90% of each class of the outstanding Shares, the Company is required to call a meeting of the shareholders of the Company to approve the Merger.

     The Merger Agreement provides that if, at any time after acceptance of Shares for payment pursuant to the Offer, the Purchaser owns more than 90% of the outstanding Class B Shares, and (i) the Purchaser owns less than 90% of the outstanding Class A Shares, the Company shall forthwith issue to the Purchaser such number of Class A Shares as shall be sufficient to cause the Purchaser to own at least 90% of the outstanding Class A Shares or (ii) the Purchaser owns 90% or more of the outstanding Class A Shares, the Company shall at the Purchaser's request issue to the Purchaser additional Class A Shares, in each case in exchange for an equivalent number of Class B Shares surrendered by the Purchaser to the Company. The effect of this provision would be to facilitate Pro-Fac in effecting the Merger without the authorization of the other shareholders of the Company even if the Purchaser acquires less than 90% of the Class A Shares pursuant to the Offer.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the Company, Pro-Fac and the Purchaser. These include representations and warranties by the Company with respect to corporate existence and power, capitalization, corporate authorization, non-contravention, filings with the Commission, financial statements, material liabilities, absence of certain changes, litigation, employee benefits, taxes, finders' fees, compliance with law, environmental matters, material contracts and intellectual property.

     Pro-Fac and the Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, non-contravention, filings with the Commission, financial statements, material liabilities, absence of certain changes, litigation, finders' fees, material contracts, title to properties and financing.

     Conduct of Business Pending the Merger. In the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time of the Merger, or, if earlier, the consummation of the Offer, the Company and its subsidiaries shall carry on their respective business in the usual, regular and ordinary course, in substantially the same manner as conducted in the past, and to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with third parties with whom they have business dealings. The Company has further agreed that, until the Effective Time of the Merger, or, if earlier, the consummation of the Offer, neither the Company or any of its subsidiaries shall, among other things: (i) except for regularly quarterly dividends not in excess of $.16 per Share with customary record and payment dates, declare, set aside or pay any dividends on or make any other distribution with respect to Shares of its capital stock (provided that the Company may not set as the record date for a dividend a date earlier than November 15, 1994),
(ii) offer, issue or sell any Shares of its capital stock (other than the issuance of Class A Shares pursuant to the exercise of stock options outstanding on September 27, 1994, in accordance with their terms), (iii) amend its charter or by-laws, (iv) acquire or agree to acquire any material assets, except for purchases of inventory and other assets in the ordinary course of business consistent with past practice, (v) sell, mortgage or otherwise encumber any of its properties or assets, except for sales in the ordinary course of business consistent with past practice of inventory or assets no longer used or usable by the Company, (vi) incur any indebtedness for borrowed money, except for short-term borrowings consistent with past practice and obligations to Pro-Fac,
(vii) make or agree to make any capital expenditures, except for those approved in the Company's amended capital budget for 1994 and except for certain

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emergency  items,  (viii) enter  into  any agreement,  contract,  transaction or commitment other than in the ordinary course of business consistent with past practice and, if material to the Company, other than on terms reasonably acceptable to Pro-Fac or (ix) enter into any agreement that limits the freedom of the Company or any of its subsidiaries to compete in any line of business or with any person or in any area.

     The Company and Pro-Fac have agreed that they shall not take any action that would result in, or omit to take any action, the omission of which would result in (i) any of the representations and warranties of the Company or Pro-Fac, as applicable, becoming untrue or (ii) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

     The Company has agreed to give Pro-Fac and its representatives access to the offices, properties, books and records of the Company and its Subsidiaries and to furnish Pro-Fac with other information concerning its business, properties and personnel as Pro-Fac may reasonably request.

     Subject to the terms and conditions of the Merger Agreement, each of Pro-Fac, the Purchaser and the Company has agreed to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. Pro-Fac and the Purchaser have agreed to take all reasonable actions necessary, proper or advisable to obtain as promptly as practicable financing sufficient to consummate the Offer and the Merger.

     Agreements with Respect to Employee Matters. Under the Merger Agreement, the Company has agreed to take such action as shall be necessary to adjust the terms of all outstanding employee stock options to provide that each such option outstanding immediately prior to the effective time of the Merger shall be vested and exercisable. The Company may discharge such obligation with respect to 144,180 options that were issued in March and June of 1993 and not by their terms currently vested by causing such options to terminate without the requirement of any payment by the Company immediately prior to the Effective Time of the Merger and the Company shall do so with respect to any such options held by any director of the Company (other than Messrs. Call and Myers); and Pro-Fac and the Company agreed to jointly approach each other holder of any such option to consent to any such termination. Each director of the Company who holds any of such 144,180 options has consented to such termination. The Company's employee stock option plan shall terminate as of the Effective Time of the Merger.

     Under the Merger Agreement, Pro-Fac has agreed to cause the Company to maintain in effect the deferred compensation agreements with respect to current and past directors and employees as in effect on September 27, 1994. Pro-Fac shall cause the Company to provide, for at least one year after the Effective Time of the Merger, or, if earlier, the consummation of the Offer, benefits to employees of the Company and its subsidiaries that are no less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement, subject to certain limitations. Under the Merger Agreement, following the Effective Time of the Merger, or, if earlier, the consummation of the Offer, the Company shall, and Pro-Fac shall cause the Company to, honor all retirement and severance-related benefits provided to the employees of the Company.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries, and the officers, directors, employees and agents of the Company and its subsidiaries, shall not, directly or indirectly, solicit, initiate or encourage any Takeover Proposal (as defined below) or engage in negotiation with or disclose any nonpublic information relating to the Company to any person. Under the Merger Agreement, the Company is required to terminate any and all existing discussions or negotiations with any person (other than Pro-Fac) relating to any Takeover Proposal.

     Notwithstanding the previous paragraph, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority of the disinterested members thereof based on the written advice of the Company's outside counsel, (i) the Company may, in response to an unsolicited request therefor, participate in discussions or negotiations with, and furnish information with respect to the Company to, any person who a majority of the disinterested directors of the Company believes intends to submit a Takeover Proposal and has the financial ability to make a Superior Takeover Proposal (as defined below) and (ii) the Board of Directors of the Company may approve or recommend a Superior Takeover Proposal (and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Merger).

     Under the Merger Agreement, a 'Takeover Proposal' means any proposal for a merger or other business combination involving the Company or any proposal or offer to acquire a controlling equity interest in any voting securities of, or a substantial portion of the assets of, the Company. The Merger Agreement defines a 'Superior Takeover Proposal' as a bona fide Takeover Proposal made by a third party that a majority of the disinterested members of the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company's shareholders than the Offer and the Merger, for which financing, to the extent required, is then committed or the subject of 'highly confident' letters issued by reputable, nationally recognized investment banking firms and that is not subject to any condition requiring the sale by the Company of any material asset unless a reputable, financially capable person has agreed, or entered into a letter of intent, subject only to customary conditions to purchase such asset on terms that would satisfy such condition. In determining whether a member of the Board of Directors of the Company is disinterested for purposes of the Merger Agreement, he or she shall be 'disinterested' unless he or she is an executive officer of the Company or Pro-Fac or an executive officer or director of Agway.

     The Company has agreed to promptly advise Pro-Fac of any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal and to the identity of the person making any such Takeover Proposal or inquiry. In addition, the Company is required to keep Pro-Fac fully informed of the status and the details of any such Takeover Proposal or inquiry and to provide copies of all such proposals, together with any financing commitments, 'highly confident' letters, letters of intent and other relevant documents.

     The Merger Agreement provides that the Company may enter into an agreement with respect to any Superior Takeover Proposal and, in connection therewith, terminate the Merger Agreement, provided that any termination of the Merger Agreement by the Company in connection with a Superior Takeover Proposal shall not take effect unless the agreement for such Superior Takeover Proposal shall have been entered into within five business days of the Company giving notice to Pro-Fac of its termination of the Merger Agreement. In the event of the termination of the Merger Agreement in connection with a Superior Takeover Proposal, the Company would be required to pay certain fees and reimburse certain expenses of Pro-Fac (see 'Termination' and 'Fees and Expenses' below).

     Indemnification and Insurance. Pursuant to the Merger Agreement, Pro-Fac and the Purchaser have agreed that rights to indemnification for acts or omissions occurring prior to the Effective Time of the Merger now existing in favor of the current or former directors or officers of the Company and its subsidiaries shall continue in full force and effect in accordance with their terms for a period of not less than six years. In addition, the Merger Agreement requires Pro-Fac to maintain for a period of not less than three years the Company's current directors' and officers' insurance and indemnification policy, subject to certain limitations.

     Release. From and after the Effective Time of the Merger, or, if earlier, the consummation of the Offer, Pro-Fac and the Company shall release each director, officer, employee, agent and advisor of the Company from any and all claims to the extent arising out of or based upon the Integrated Agreement or the transactions leading up to the Merger Agreement, subject to certain limitations in the case of alleged breaches of the Integrated Agreement arising after the date of the Merger Agreement. In addition, from and after the Effective Time of the Merger, or, if earlier, the consummation of the Offer, Pro-Fac shall release and discharge the Company from any and all claims to the extent arising or based upon the Integrated Agreement or the transactions leading up to the Merger Agreement.

     Neither the Company nor Pro-Fac has waived any rights or claims against the other with respect to the Integrated Agreement, except as described (and subject to the limitations set forth) in the previous paragraph. Accordingly, if neither the Offer nor the Merger is consummated, the Company expects that the arbitration proceedings described in Item 4 below would continue.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions: (i) the approval of the Merger Agreement by the shareholders of the Company in accordance with applicable law, if such vote is required, (ii) the expiration of any applicable waiting period under the HSR Act and (iii) the absence of any orders or other legal restraints or prohibitions preventing the consummation of the Merger or significant proceedings challenging the Merger Agreement or seeking to prohibit, prevent or materially delay the transactions contemplated by the Merger Agreement. In addition, unless the Purchaser shall have accepted Shares for payment pursuant to the Offer, the obligations of Pro-Fac and the Purchaser to effect the Merger are further subject to the following conditions, among others:
(i) the accuracy of the representations and warranties of the Company set forth in the Merger Agreement, (ii) the performance by the Company of its obligations as set forth in the Merger Agreement (iii) receipt by Pro-Fac of certain consents, filings, approvals, or waivers from third parties required to consummate the Merger, (iv) receipt by Pro-Fac of financing sufficient to consummate the Merger on the terms contemplated by the Merger Agreement, and (v) receipt by Pro-Fac of evidence of termination of the contracts, agreements and other arrangements between the Company and its financial advisors. Unless the Purchaser shall have accepted Shares for payment pursuant to the Offer, the obligation of the Company to effect the Merger is further subject to the following conditions: (i) the accuracy of the representations and warranties of Pro-Fac and the Purchaser set forth in the Merger Agreement, and (ii) performance by Pro-Fac and the Purchaser of their obligations set forth in the Merger Agreement.

     Termination. The Merger Agreement may be terminated by (i) the mutual written consent of Pro-Fac and the Company, (ii) either Pro-Fac or the Company,
(A) unless the Purchaser shall have accepted Shares for payment pursuant to the Offer, upon a vote of the Company's shareholders to approve the Merger Agreement, the required approval is not obtained, (B) unless the Purchaser shall have accepted Shares for payment pursuant to the Offer, the Merger shall not have been consummated on or before February 28, 1995, unless due to the wilful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement or (C) an order, decree or ruling shall have been issued permanently enjoining, restraining or otherwise prohibiting the Merger, (iii) the Company, if its Board of Directors shall have withdrawn or modified its approval or recommendation of the Merger Agreement in connection with a Superior Takeover Proposal, (iv) Pro-Fac, if (A) the Company's Board of Directors shall have withdrawn or modified in a manner adverse to Pro-Fac or the Purchaser its approval or recommendation of the Merger Agreement or approved or recommended a Superior Takeover Proposal, (B) the Company shall have entered into an agreement with respect to a Superior Takeover Proposal or (C) the Board of Directors of the Company shall have resolved to do any of the foregoing, (v) Pro-Fac, unless the Purchaser shall have accepted Shares for payment pursuant to the Offer, if any order, decree or ruling shall have been issued that would, in the reasonable judgment of Pro-Fac, have a material adverse effect on the business of the Company, (vi) Pro-Fac or the Company, if the Purchaser shall not have accepted Shares for payment pursuant to the Offer within ten business days after expiration of the Offer and (vii) Pro-Fac or the Company, if the Purchaser shall not have accepted Shares pursuant to the Offer by 10:00 a.m. New York time on December 16, 1994 (provided that the Company shall not have the right to terminate the Merger Agreement pursuant to clause (vi) or (vii) above if at the time of expiration of the Offer the Minimum Tender Condition shall not have been satisfied and, at least five business days prior to the expiration of the Offer, the Purchaser shall have publicly disclosed that it has executed definitive agreements or otherwise has commitments reasonably satisfactory to the Company for financing that would be sufficient to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement). In the event of termination of the Merger Agreement, the Merger Agreement shall become void and have no effect, without any liability or obligation on the part of Pro-Fac, the Purchaser or the Company except to the extent that such termination results from the wilful and material breach of the Merger Agreement by any party and except for provisions relating to confidentiality and certain other matters and, in certain events, the Company would be required to pay certain fees and reimburse certain expenses of Pro-Fac (see 'Fees and Expenses' below).

     Fees and Expenses. All fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except in the case of a wilful and material breach of the Merger Agreement and except as set forth in the following two paragraphs.

     Pursuant to the Merger Agreement, the Company is required pay Pro-Fac a termination fee of $2,500,000 if the Merger Agreement is terminated (i) in connection with a Superior Takeover Proposal, (ii) by Pro-Fac if the Board of Directors of the Company shall have withdrawn or modified in an manner adverse to Pro-Fac or the Purchaser its approval or recommendation of the Offer or the Merger unless (A) such withdrawal or modification shall have resulted primarily from facts not known to the Board of Directors of the Company on the date of the Merger Agreement or developments occurring after the date of the Merger Agreement and (B) at the time of such withdrawal or modification there shall not be pending any Takeover Proposal (other than by Pro-Fac) or (iii) by Parent if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Pro-Fac or the Purchaser its recommendation of the Offer or the Merger and within one year from such termination any person (other than Pro-Fac) acquires a controlling equity interest in the voting securities, or substantially all the assets, of the Company or engages in any merger or other business combination with the Company (an 'Alternative Transaction').

     In addition, if the Merger Agreement is terminated (i) in circumstances in which a termination fee is due pursuant to the immediately preceding paragraph,
(ii) by Parent if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Pro-Fac or the Purchaser its approval or recommendation of the Offer or the Merger or (iii) for the failure to receive the approval of the shareholders of the Company or for the breach of the Merger Agreement by the Company and, in the case of this clause (iii), within two years from such termination any person (other than Pro-Fac) who had previously indicated its interest in making or had been approached to make a Takeover Proposal consummates an Alternative Acquisition, then the Company is required under the Merger Agreement to reimburse Pro-Fac for all fees and expenses incurred by Pro-Fac prior to the termination date in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum reimbursement of $3,000,000. Pro-Fac has advised the Company that Pro-Fac's expenses to date, including those expenses incurred on the date of execution of the Merger Agreement, exceed $3,000,000.

     Any amounts paid by the Company to Pro-Fac pursuant to the two preceding paragraphs shall be excluded from the determinations under the Integrated Agreement for amounts due from the Company to Pro-Fac, or from Pro-Fac to the Company, pursuant to the profit-sharing provisions of the Integrated Agreement. See the discussion of the Integrated Agreement below.

STOCKHOLDER AGREEMENT

     Pursuant to the Stockholder Agreement, AHI has agreed to tender all its Shares pursuant to the Offer within five business days after the commencement of the Offer. However, AHI may decline to tender or may, upon one business day's notice, withdraw the tender of any and all Shares if (i) the amount or form of consideration is less than cash in the amount of $19 per Share net to AHI, or
(ii) the Merger Agreement is terminated. The Purchaser has agreed that it will not accept for payment less than 44% of the Class A Shares (other than the Shares held by Agway) outstanding at the time of acceptance. In addition, should AHI withdraw its Shares prior to the expiration of the Offer, the Purchaser shall have an option to purchase such Shares at a price of $19 per Share. Pro-Fac and the Purchaser have agreed not to exercise such option unless the Purchaser is simultaneously accepting, or has previously accepted, for payment pursuant to the Offer at least 44% of the outstanding Class A Shares.

     If the Purchaser does not accept Shares for payment pursuant to the Offer but the Merger Agreement is not terminated, AHI has agreed to vote, if necessary, its Shares in favor of the Merger Agreement at any meeting of the Shareholders of the Company. In addition, Agway has agreed that, so long as the Merger Agreement is in effect, it will not solicit, or participate in discussions relating to, the sale of the Company to any other purchaser.

     Pursuant to the Stockholder Agreement, Pro-Fac and the Purchaser have agreed to, and to cause the Company to, release and discharge Agway, AHI and each director, officer, employee, agent and advisor of Agway and AHI from all claims arising out of or based upon the Integrated Agreement and transactions leading up to the Merger (including the auction process) with certain specified exceptions.

This release will take effect upon the Effective Time of the Merger, or, if earlier, the consummation of the Offer or the purchase of Shares pursuant to the option described above.

     The Stockholder Agreement terminates automatically upon termination of the Merger Agreement.

INTEGRATED AGREEMENT

     The Integrated Agreement consists of five sections: operations financing; marketing; facilities financing; management; and settlement.

     Pursuant to the operations financing provisions, Pro-Fac is required, subject to limited exceptions, to lend all its funds to the Company. The Company is required to pay interest on these loans at rates that vary depending upon the source from which Pro-Fac derived such funds. As of June 25, 1994, the Company's outstanding long-term debt due to Pro-Fac (including current portion) was approximately $92.0 million and short-term debt due to Pro-Fac was approximately $11.5 million, and the Company made interest payments to Pro-Fac during fiscal 1994 of approximately $15.6 million.

     Pursuant to the marketing provisions, Pro-Fac agrees to sell and deliver to the Company, and the Company agrees to process and market, crops of the type and in the amounts set forth in the profit plan approved each year by the boards of directors of Pro-Fac and the Company. Broadly speaking, the Company pays Pro-Fac the purchase price for those crops purchased through Pro-Fac, the commercial market value of such crops, which is defined as the weighted average of the prices paid by other commercial processors for similar crops sold under pre-season contract or in the open market in the same or competing market area. During fiscal 1994, the Company paid to Pro-Fac approximately $59.2 million as the commercial market value for crops purchased pursuant to the Integrated Agreement.

     Pursuant to the facilities financing provisions, the Company pays rent for the use of the fixed and intangible assets leased to it by Pro-Fac. The rental payments are equal to the amortization of the leased assets plus any other costs such as taxes and utilities which may be incurred by Pro-Fac associated with the ownership of the facilities. As of June 25, 1994, the book value of the fixed and intangible assets leased to the Company pursuant to the Integrated Agreement was approximately $166.2 million, and the Company made financing and amortization payments to Pro-Fac during fiscal 1994 of approximately $43.8 million. In addition, the Company pays or receives an adjustment based upon the earnings or losses of the Company on all products determined according to a formula which reflects the respective adjusted equity investments of the two companies. For fiscal 1994, the amount of this adjustment was a payment by the Company to Pro-Fac of approximately $16.9 million (although there is a pending disagreement between the Company and Pro-Fac as to the correctness of this payment).

     Pursuant to the management provisions, Pro-Fac employs the Company to supervise and manage the business of Pro-Fac, in accordance with general policies formulated and approved by the Board of Directors of Pro-Fac. The chief executive officer of the Company, with the approval of the Board of Directors of Pro-Fac, hires and discharges or transfers the General Manager of Pro-Fac (the chief executive officer of Pro-Fac). The current General Manager of Pro-Fac, Roy Myers, and the current chief financial officer of Pro-Fac, William Rice, are the Executive Vice President and the Senior Vice President, Finance and Administration, respectively, of the Company.

     The Integrated Agreement extends to 1997, and provides for two successive renewals, each for a term of five years at the option of the Company. The Company has the right, at any time upon 60 days' written notice to Pro-Fac, to purchase the assets to which Pro-Fac holds title pursuant to the Integrated Agreement, together with Pro-Fac's interest in certain of the Company's intangible assets, in each case, at the book value thereof. Upon exercise of such option, the Agreement would automatically terminate. Upon termination, the Company would be required to repay to Pro-Fac all outstanding indebtedness due to Pro-Fac. Provisions of the Integrated Agreement also allow Pro-Fac, with sufficient notice, to accelerate the repayment of outstanding debt under certain circumstances. In the arbitration proceedings currently pending between the Company and Pro-Fac, Pro-Fac has asserted, among other matters, (1) that Pro-Fac is entitled to a 50% share of the profits from the consummation of any acquisition with Dean Foods Company; (2) that the Company cannot terminate the Integrated Agreement at all or not before, at the earliest, June 1996; and (3) that the book value of Pro-Fac's assets for the purpose of calculating the buyout price under the Integrated Agreement should not take into account specified write-downs by the Company of those assets. See Item 4 below for a further discussion of these arbitration proceedings.

AGWAY LETTER

     Pursuant to the Agway Letter, Agway agreed that, for so long as the Company was actively engaged in the process of seeking buyers for all the Shares, Agway would not pursue a separate sale of its equity interest in the Company or seek to be paid a higher price for its Shares than the price to be paid per Share to the other holders of Shares.

AGWAY RELEASE

     Pursuant to the Agway Release, each of Agway and AHI, on the one hand, and the Company, on the other hand, released the directors and officers of the other from all claims for, upon or by reason of any matter arising out of or relating to any proposed transaction which may result in a change of control of the Company.

ARBITRATION AGREEMENT

     Pursuant to the Arbitration Agreement, the Company and Pro-Fac agreed to a schedule that would govern the conduct of the pending arbitration proceedings between Pro-Fac and the Company (see Item 4 below) in the event that the Merger Agreement is terminated. Pursuant to the Merger Agreement, the Company and Pro-Fac agreed to the postponement of the schedule originally set forth in the Arbitration Agreement. As so amended, certain preliminary matters with respect to the arbitration proceedings will commence on November 15, 1994, or the first date prior thereto on which Pro-Fac or the Purchaser is in breach in any material respect of its obligations under the Merger Agreement, including its obligations to use reasonable efforts to obtain financing. Subject to the following paragraph, under the Arbitration Agreement, as amended by the Merger Agreement, the arbitration hearing would be completed within three and one-half months of the later of the termination of the Merger Agreement and eight weeks after commencement of such preliminary matters. The parties agreed jointly to instruct the arbitrators to render a decision expeditiously, but no later than three weeks following the conclusion of the hearing.

     The  Arbitration  Agreement  becomes  void  if  the  Merger  Agreement   is
terminated by Pro-Fac as a result of the breach thereof by the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

BACKGROUND

     In the second half of 1992, representatives of Agway, the Company and Pro-Fac held informal discussions concerning the possible sale of Agway's interest in the Company.

     In February 1993, Agway, which, through AHI, owns approximately 99% of the Class B Shares and approximately 14% of the Class A Shares, formally notified the Company that it was considering the potential sale of its interest in the Company and requested the assistance of the Company in connection with that sale. Pursuant to the Company's certificate of incorporation, the Company has a right of first refusal with respect to any sale by Agway of its Class B Shares. Accordingly, the Board of Directors of the Company formed a special committee (the 'Special Committee'), consisting of John Blazin, Virginia Ford and Carl Tiedemann, directors of the Company who are not affiliated with Agway, to review any transactions involving the sale by Agway of its Class B Shares.

     A number of meetings were then held among representatives of the Company, the Special Committee, Agway and Pro-Fac and their respective advisors concerning the possible acquisition by Pro-Fac of Agway's Shares or of all the Shares. In late May and early June 1993, the parties discussed the possible acquisition by Pro-Fac of all the outstanding Class B Shares for $17 per Share in cash, conditioned upon, among other things, the distribution to the holders of the Class A Shares of the hardlines business of the Nalley's Fine Foods division of the Company (the 'Nalley's Business'). In late July 1993, Pro-Fac proposed to acquire all the outstanding Class B Shares for $22 per Share in cash and all the outstanding Class A Shares for $20 per Share in cash, subject to the sale of the Nalley's Business to a third party for at least $217 million, the approval of the Board of Directors of Pro-Fac, the approval of the Springfield Bank for Cooperatives ('Springfield Bank'), the approval of the holders of the Class A Shares and receipt of a fairness opinion from Dillon, Read & Co. Inc. ('Dillon Read'), Pro-Fac's financial advisor. In early August 1993, Pro-Fac revised that proposal to increase the price for the Class A Shares to $22 per Share in cash. That proposal was withdrawn by Pro-Fac after discussions with its Board of Directors and Dillon Read.

     In fiscal 1993, the Board of Directors of the Company adopted a restructuring program involving, among other matters, an increased focus by the Company on a more limited number of product lines and an attempt by the Company to move to a true low-cost producer status. In connection with this program, the Company incurred restructuring charges of approximately $61.0 million (before dividing with Pro-Fac and before taxes). Included in these restructuring charges were the writedown of assets and other charges associated with the Company's Hiland Potato Chip and meat snacks businesses, of which approximately $29.2 million was allocated to reduce the book value of assets subject to the Integrated Agreement. Pro-Fac disputed whether such charges should be taken into account in determining the amounts due to Pro-Fac upon termination of the Integrated Agreement unless and until such businesses were sold with the consent of Pro-Fac. Ultimately, Pro-Fac did consent to the sale of the Company's Hiland and meat snacks businesses, but the Company and Pro-Fac agreed that the amount due to Pro-Fac upon termination of the Integrated Agreement would be determined as if such businesses had not been sold.

     At its meeting held on August 9 and 10, 1993, the Board of Directors of the Company authorized the management of the Company, with the advice of financial and legal advisors, to pursue various strategic alternatives for the Company. These alternatives included continuing negotiations with Pro-Fac relative to Pro-Fac gaining control of the business; the possible sale of the entire equity of the Company to a third party; and the implementation by the Company of additional restructuring actions that might have included recapitalizing the Company to terminate the Integrated Agreement and buy out Pro-Fac. Between August 1993 and November 1993, while discussions continued with Pro-Fac, representatives of the Company and Agway, together with their respective financial and legal advisors, reviewed potential restructuring and recapitalization transactions involving the Company, including the possible issuance by the Company of high-yield debt to provide funds to the Company sufficient to terminate the Integrated Agreement and buy out Pro-Fac. In late August 1993, Pro-Fac submitted a revised proposal to acquire all the Shares for $19 per Share in cash, subject to the sale of the Nalley's Business for at least $217 million, but also providing for possible additional consideration per Share in certain circumstances.

     By early November 1993, management of the Company and Agway concluded that the sale of the entire equity interest in the Company at an acceptable price would likely provide more certain value to the Company's shareholders than pursuing a recapitalization of the Company involving a buy-out of Pro-Fac, among other reasons, because of the assertion by Pro-Fac that the Company might not have the right to terminate the Integrated Agreement at all in connection with such a transaction and the disagreement between the Company and Pro-Fac as to the amount payable to Pro-Fac upon termination of the Integrated Agreement. On November 11, 1993, the Board of Directors of the Company authorized the management of the Company, together with the Company's financial advisors, Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ') and Goldman, Sachs & Co. ('Goldman Sachs', and, together with DLJ, the 'Financial Advisors'), and the Company's counsel, actively to solicit proposals for the acquisition of all the outstanding Shares. Pro-Fac had advised the Company that it wished to develop a joint proposal to acquire the Company with a separate buyer of the Nalley's Business. Through January 1994, the Financial Advisors, on behalf of the Company, approached over 30 corporations, businesses and other persons who, in the judgment of the Financial Advisors, might have an interest in the acquisition of the entire Company, the Nalley's Business or the businesses of the Company excluding the Nalley's Business. These potential acquirors included strategic buyers, primarily corporations with other interests in the food processing industry, as well as financial buyers such as leveraged buy-out funds. In February 1994, a number of potential acquirors, including Pro-Fac, submitted preliminary indications of interest with respect to an acquisition transaction involving the Company.

     Management of the Company discussed with Pro-Fac the possibility that any acquiror of the Company would not wish to continue the existing pattern of crop purchases from Pro-Fac. In March 1994, the Company advised Pro-Fac that, in view of the possibility that the Company might be acquired by a third party, Pro-Fac should not rely on the Company to purchase any crops from Pro-Fac or its growers in calendar 1995 and beyond, and the Company recommended that Pro-Fac terminate its obligations to purchase crops from its growers beyond the 1994 growing season. In response to that recommendation, Pro-Fac asserted that the Company did not have the right unilaterally to terminate its obligation to purchase crops from Pro-Fac. While the Company does not agree with this assertion by Pro-Fac, the Company notified Pro-Fac that it would not commit to purchase a substantial portion of the crops historically purchased from Pro-Fac in the 1995 growing season. As a result, Pro-Fac gave notice to its effected members terminating Pro-Fac's obligation to purchase those crops beginning next year.

     In March 1994, the Company requested definitive acquisition proposals from potential acquirors. On April 21, 1994, the Company received acquisition proposals, including proposals from Dean Foods Company ('Dean Foods'), Hormel Foods Corporation ('Hormel') and Pro-Fac that were considered the most viable proposals in terms of price and certainty of closing. The proposal from Dean Foods was for the acquisition of specified assets of the Company's Comstock Michigan Fruit, New York vegetables, Southern Frozen Foods and Brooks Foods divisions, and the assumption of specified liabilities, for $290 million in cash. The proposal from Hormel was for the acquisition of Nalley's Business, including the assumption of specified liabilities, for $140 million in cash. The proposal from Pro-Fac was for the acquisition of all the outstanding Shares for $17 per Share in the form of subordinated notes, subject to reduction for the cost of terminating outstanding employee stock options (which would have resulted in a net stated price for the Shares of $16.87 per Share). Pro-Fac's proposal also stated that Pro-Fac would endeavor to obtain financing, and to sell certain assets of the Company, to permit Pro-Fac to pay cash for the Shares in lieu of all or a part of the subordinated notes.

     With respect to the Pro-Fac proposal, the Company encouraged Pro-Fac to amend its proposal to offer cash rather than subordinated notes, to increase the price payable per Share and to eliminate certain contingencies associated with that proposal. With respect to the proposals from Dean Foods and Hormel, the Company reviewed whether the liquidation of the Company through a series of asset sales would realize greater value for the shareholders of the Company than the acquisition of all the Shares in a single transaction. By the middle of May, the Company had concluded that, in light of tax and other issues, a purchase of assets rather than outstanding Shares would not result in sufficient net value available to the shareholders of the Company. Accordingly, the Company requested Dean Foods and Hormel to work together to structure a proposal whereby Dean Foods would offer to purchase all the outstanding Shares and subsequently sell the Nalley's Business to Hormel.

     On May 31, 1994, Dean Foods submitted a revised proposal pursuant to which it offered to purchase all the outstanding Shares for a maximum of $20 per Share in cash, subject to the satisfactory resolution of specified contingencies, including an agreement with Pro-Fac for the termination of the Integrated Agreement for an amount equal to the book value (determined in accordance with generally accepted accounting principles) of the assets owned by Pro-Fac and used by the Company in its business, the negotiation of a definitive agreement for the sale of the Nalley's Business to Hormel, clearance of the transaction by appropriate government agencies, negotiation of a definitive agreement and approval of any transaction by the shareholders of the Company. On June 7, 1994, Pro-Fac submitted a revised proposal pursuant to which it offered to purchase all the outstanding Shares for a net price of $16.87 per Share in cash, after reduction for the cost of terminating outstanding employee stock options. This revised proposal from Pro-Fac was also subject to a number of contingencies, including financing, the negotiation of a definitive agreement for the sale of the Nalley's Business to Hormel and the receipt of approval for the acquisition from the members of Pro-Fac.

     At a meeting held on June 8, 1994, the Board of Directors of the Company voted to pursue the proposal submitted by Dean Foods and instructed management of the Company to commence negotiations with Pro-Fac toward an agreement settling the outstanding disputes between the Company and Pro-Fac to permit the acquisition proposal by Dean Foods to proceed. In June 1994, a number of meetings and telephone conversations were held between the Company, Agway and Pro-Fac and their respective legal advisors with a view toward commencing negotiation of a settlement of the outstanding disputes between the Company and Pro-Fac. In addition, the Company requested a meeting with the Board of Directors of Pro-Fac to discuss these outstanding disputes. On June 28, 1994, representatives of the Company and Dean Foods made presentations to a special committee of the Board of Directors of Pro-Fac and also to the full Board of Directors of Pro-Fac with respect to these matters and the benefits to Pro-Fac and its members from the acquisition of the Company by Dean Foods. Over the course of these meetings and conversations, the Company concluded that any negotiated settlement of the outstanding disputes between the Company and Pro-Fac would be difficult to reach in a reasonable time. Accordingly, the Board of Directors of the Company authorized the commencement of arbitration proceedings by the Company against Pro-Fac under the Integrated Agreement.

     On July 11, 1994, the Company commenced arbitration proceedings against Pro-Fac under the Integrated Agreement, seeking, among other relief, a declaration confirming the Company's right to terminate the Integrated Agreement and to purchase the assets owned by Pro-Fac but used by the Company in the conduct of its business upon tender of the book value thereof (determined in accordance with generally accepted accounting principles, that is, after taking into account the restructuring charge taken by the Company on June 1993), a declaration confirming the effect of termination of the Integrated Agreement and a declaration confirming that the Company did not have any obligations under the Integrated Agreement to purchase crops except as set forth in the fiscal 1995 profit plan (that is, other than for the 1994 growing season). The Company also sought an award of damages in an amount to be determined by the arbitrators, but in no event less than the difference in value between the Dean Foods $20 per Share proposal and the market price per Share following any public announcement that the Dean Foods proposal had been withdrawn. On August 2, 1994, the Company filed a petition in the Supreme Court of New York for an order compelling Pro-Fac to proceed with the arbitration. On August 4, 1994, Pro-Fac served the Company with Pro-Fac's response and counter-demand for arbitration, asserting that Pro-Fac was entitled to a 50% share of the profits from the consummation of the pending acquisition proposal from Dean Foods, which share Pro-Fac calculated to be greater than $5.75 per share, that the Company could not terminate the Integrated Agreement at all or until, at the earliest, June 1996, that the book value of Pro-Fac's assets for the purposes of calculating the price at which the Company may buy those assets and to terminate the Integrated Agreement should not take into account the write-downs by the Company of those assets in June 1993, that the Company was in default under the Integrated Agreement for improper termination of crops and that the Company was in default under the Integrated Agreement for failing to manage the business of Pro-Fac. Pro-Fac also claimed damages that it estimated at more than $50 million.

     On August 5, 1994, the Company received a letter from Pro-Fac setting forth a revised proposal by Pro-Fac to acquire all the outstanding Shares for $19 per Share in cash. The revised Pro-Fac proposal did not contemplate the sale of the Nalley's Business to a third party, but was subject to obtaining financing in the form of senior debt financing and funds from the sale of high-yield subordinated debt securities. The proposal was still subject to the approval of the members of Pro-Fac. At a regularly scheduled meeting held on August 8, 1994, the Board of Directors of the Company elected not to take any definitive action with respect to this revised proposal until a number of contingencies involving that proposal had been clarified or resolved. In particular, the Board of Directors of the Company instructed the management of the Company to permit Pro-Fac and its potential financing sources to perform additional due diligence with respect to the Company, to facilitate the issuance of a bank commitment letter and a 'highly confident' letter for the financing required by Pro-Fac, if Pro-Fac would enter into an agreement to expedite the pending arbitration proceedings in the event that a definitive merger agreement was entered into between the Company and Pro-Fac but no acquisition transaction with Pro-Fac was consummated. On August 16, 1994, the Company and Pro-Fac entered into the Arbitration Agreement (described in Item 3(b)(2) above) and Pro-Fac and its potential financing sources commenced a review of the business and finances of the Company.

     On September 2, 1994, Pro-Fac submitted a further revised proposal to acquire all the outstanding Shares for $19 per Share in cash. Pro-Fac stated that its members had approved its acquisition proposal, but the proposal remained subject to financing, including the sale of high-yield subordinated debt. At a telephonic meeting held on September 8, 1994, the Board of Directors of the Company reviewed this proposal and again deferred taking any definitive action. However, the Board of Directors directed the management of the Company, together with the Company's counsel, to work with Pro-Fac to resolve certain outstanding issues with respect to the form of merger agreement suggested by Pro-Fac.

     Pro-Fac and Dean Foods were each requested to make their last and best offers by 5:00 p.m., New York time, on September 15. Dean Foods did not revise its proposal by that time. Pro-Fac did not revise the financial terms of its proposal, but it continued to work with the Company and its financial and legal advisors to resolve outstanding issues with respect to its proposal.

     The Board of Directors of the Company considered the Pro-Fac and Dean Foods proposal at meetings held on September 19 and September 27, 1994. The Board of Directors of the Company was presented with drafts of the Merger Agreement and Stockholder Agreement. The Board of Directors of the Company was also presented with a commitment letter dated September 2, 1994, from Springfield Bank to Pro-Fac, setting forth Springfield Bank's commitment to provide the Purchaser with (1) a term loan in an aggregate principal amount of $80 million, (2) a term loan facility in an aggregate principal amount of $120 million and (3) a seasonal loan facility in an aggregate principal amount of up to $86 million to assist in the financing the acquisition by Pro-Fac and the Purchaser of the Company. The commitment of Springfield Bank was expressed to be conditioned upon, among other matters, (a) the execution of definitive documentation, (b) the absence of any material adverse change into the business of the Company and
(c) receipt by the Purchaser of gross proceeds of not less than $160 million from an offering of subordinated debt. The Board was also advised that Pro-Fac would receive a form of letter from Dillon Read (which was reviewed with the Board), stating that such firm was highly confident of its ability to place up to $160 million aggregate principal amount of senior subordinated debt to finance the acquisition of the Company. That letter was subject to the following conditions, among others: (1) absence of any material adverse change in the business of the Company since June 25, 1994, (2) the terms of any senior financing for the acquisition of the Company being acceptable to Dillon Read (and such letter confirmed that the terms and structure contemplated by the commitment letter from Springfield Bank was acceptable to Dillon Read on a preliminary basis), (3) agreement on the terms of the subordinated debt, (4) satisfactory continuing due diligence, (5) reasonable time to market the subordinated debt and (6) presence of satisfactory market conditions. Copies of the commitment letter from Springfield Bank and the 'highly confident' letter from Dillon Read, as executed, are attached to the Schedule 14D-9 as Exhibits 9 and 10, respectively.

     Management of the Company discussed with the Board the likely future financial performance of the Company, including the effects on that performance of the continuing disputes with Pro-Fac and the pending arbitration proceedings. The Financial Advisors reviewed the financial terms of the Pro-Fac proposal and the Dean Foods proposal. The Financial Advisors also reviewed certain financial analyses with respect to the Pro-Fac proposal and discussed the proposed financing, as described in the commitment letter of Springfield Bank and the form of 'highly confident' letter from Dillon Read. The Company's legal advisors discussed with the Board the form of the Merger Agreement that Pro-Fac had proposed.

     At the meeting of the Board of Directors of the Company held on September 27, 1994, DLJ rendered its opinion that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Class A Shares pursuant to the Offer and the Merger was fair to such holders, from a financial point of view, and Goldman Sachs rendered its opinion that, based upon and subject to certain considerations and assumptions, the $19 per Share in cash to be received by the holders of Class B Shares pursuant to the Offer and the Merger was fair to such holders. Copies of the written opinions dated September 27, 1994, of DLJ and Goldman Sachs provided to the Board of Directors of the Company and containing the assumptions made, procedures followed, matters considered and limits of their review are filed as Exhibits 11 and 12 to the Schedule 14D-9, and are incorporated herein by reference. THE FULL TEXT OF SUCH OPINIONS SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

     At a meeting held on September 27, 1994 (at which all directors of the Company, other than Messrs. Call and Myers, were present), the Board of Directors of the Company approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreement and the transactions contemplated by the Merger Agreement and the Stockholder Agreement and determined that the terms of the Offer and the Merger were fair to and in the best interests of the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. One director, J. William Petty, abstained from the vote approving the Merger Agreement and another director, John Blazin, voted against approval of the Merger Agreement. Mr. Petty advised the Board of Directors that he abstained from the vote approving the Merger Agreement because he believed that Pro-Fac had taken inappropriate positions regarding the Integrated Agreement that prevented the Company from consummating a merger with Dean Foods. Mr. Petty also advised the Board that he believed that a merger with Dean Foods offered greater opportunities for the Company's management and employees. Mr. Blazin advised the Board that he voted against approval of the Merger Agreement because of the contingencies to consummating a transaction with Pro-Fac and for the reasons similar to those indicated by Mr. Petty in abstaining from the vote.

     The Merger Agreement and the Stockholder Agreement were executed on the evening of September 27, 1994, and the transaction was publicly announced on September 28, 1994.

RECOMMENDATION OF THE BOARD

     At its meeting held on September 27, 1994, as discussed above, the Board of Directors of the Company approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreement and the transactions contemplated by the Merger Agreement and the Stockholder Agreement and determined that the terms of the Offer and the Merger were fair to and in the best interests of the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. In making its recommendations to the shareholders of the Company with respect to the Offer and the Merger, the Board of Directors of the Company considered a number of factors. These factors included, without limitation, the following:

          1. The current conditions and trends in the food processing industry, including those relating to competition, overcapacity, ongoing consolidation within the industry and consolidation among the principal customers of the Company.

          2. The financial condition, results of operations and the cash flows of the Company, both on an historical and on a prospective basis, including the opportunities available to the Company for improving results through cost reductions and further restructuring.

          3. The current stock market conditions and historical market prices and trading volumes for the Shares, including the relationship of the Offer Price to the current and historical market prices for the Shares and to the likely range of prices within which the Shares would trade in the absence of speculation concerning a possible acquisition transaction.

          4. Agway's expressed desire to dispose of its investment in the Company.

          5. Various possible alternatives, including the possibility of continuing to pursue the acquisition proposal from Dean Foods for all the outstanding Shares for a maximum of $20 per Share in cash. The factors considered by the Board of Directors in comparing the proposed transaction with Pro-Fac to the acquisition proposal from Dean Foods included the fact that, despite repeated efforts to negotiate a settlement agreement with Pro-Fac to permit the Dean Foods proposal to proceed, Pro-Fac was unwilling to negotiate such an agreement involving the termination of the Integrated Agreement and that, in order for the shareholders of the Company to receive the maximum $20 per Share in the Dean Foods proposal, the Company would need to be completely successful in the pending arbitration proceedings, which was not certain. The Board also considered the fact that the acquisition proposal from Dean Foods could not be consummated until the pending arbitration proceedings were completed, whereas the proposed transaction with Pro-Fac contemplated consummation as promptly as practicable, but not later than December 15, if the conditions to the Offer were met, and it was not possible to predict when the pending arbitration proceedings would in fact be completed; the fact that the acquisition proposal from Dean Foods was contingent upon the sale of the Nalley's Business to Hormel on terms acceptable to Dean
     Foods, and that no assurance could be given that Hormel would remain interested in purchasing the Nalley's Business at its previously indicated price during whatever period was required to complete the arbitration proceedings; the fact that Pro-Fac had made substantial claims for damages against the Company in the arbitration proceedings, and although the Company believes such claims are without merit, no assurance could be given that an arbitration panel would agree with the Company; and the risks associated with the operation of the business of the Company during any protracted dispute with Pro-Fac.

          6. The fact that the Company and the Financial Advisors had sought proposals to acquire the Company from numerous potential acquirors, that the Board's willingness to pursue the $20 per Share proposal from Dean Foods had been publicly known since June, that Pro-Fac's $19 per Share proposal had been publicly known since early August and that the Company had not received acquisition proposals more attractive than the current Pro-Fac and Dean Foods proposals.

          7. The fact that the Company would have the benefit of the expedited arbitration schedule set forth in the Arbitration Agreement should the acquisition transaction with Pro-Fac not be consummated for any reason other than the breach of the Merger Agreement by the Company.

          8. The conditions to consummation of the Offer and the Merger, including the condition that Pro-Fac receive financing sufficient to consummate the Offer and the Merger, the commitment letter received by Pro-Fac from Springfield Bank to provide senior bank financing for the Offer and the Merger and the letter from Dillon Read that it was highly confident that it would be able to arrange the $160 million in subordinated debt financing necessary to consummate the Offer and Merger.

          9. The presentations made by the management of the Company and the Financial Advisors at the meeting of the Board of Directors held on September 19 and 27, 1994; the opinion of DLJ that, based upon and subject to certain considerations and assumptions, as of September 27, 1994, the consideration to be received by the holders of Class A Shares pursuant to the Offer and the Merger was fair to such holders, from a financial point of view; and the opinion of Goldman Sachs that, based upon and subject to certain considerations and assumptions, as of September 27, 1994, the $19 per Class B Share in cash to be received by the holders of Class B Shares pursuant to the Offer and the Merger was fair to such holders. Copies of the written opinions dated September 27, 1994, of DLJ and Goldman Sachs delivered to the Board of Directors of the Company which set forth the assumptions made, procedures followed, matters considered and limits of their review are filed as Exhibits 11 and 12 to the Schedule 14D-9, and are incorporated herein by reference. THE FULL TEXT OF SUCH OPINIONS SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     In February 1993, DLJ was engaged by the Special Committee to act as its exclusive financial advisor for 12 months. From February to November 1993, DLJ received $400,000 for its services to the Special Committee.

     In November 1993, the Company also retained DLJ to act as a financial advisor to the Company in connection with certain potential transactions involving the Company. Under the terms of DLJ's engagement, the Company is required to pay to DLJ (a) a fee of $150,000 per three-month period, the first such payment to be due on January 24, 1994, for the three-month period commencing October 24, 1993 (of which $450,000 has been paid to date), (b) a fee of $500,000, payable upon the delivery of the opinion described in Item 4 above, and (c) an additional cash fee equal to 0.6% of the aggregate consideration (defined as the total consideration paid for the equity securities of the Company, plus the principal amount of all indebtedness for borrowed money, including capital lease obligations and any additional amounts due to Pro-Fac) in connection with the Offer and the Merger, subject to a credit for fees paid pursuant to clauses (a) and (b) above and to a credit for $300,000 previously paid to DLJ for services to the Special Committee. Assuming consummation of the Offer and the Merger on the terms contemplated in the Merger Agreement, the Company currently estimates that the amount of such additional fee due to DLJ (after credits) would be $1.9 million.

     In February 1993, Goldman Sachs was retained by Agway to act as its financial advisor in connection with its consideration of various matters, including the potential sale by Agway of its Shares. From February to November 1993, Goldman Sachs received $250,000 for its services to Agway.

     In November 1993, with Agway's consent, the Company retained Goldman Sachs to act as a financial advisor to the Company in connection with, among other matters, the potential sale of the Company. In connection with this consent, Agway and Goldman Sachs agreed that Goldman Sachs would not be entitled to any fees from Agway if Goldman Sachs received a transaction fee from the Company in accordance with its engagement agreement with the Company. Under the terms of Goldman Sachs' engagement by the Company, the Company is required to pay to Goldman Sachs (a) a fee of $100,000 for the calendar quarter ended September 30, 1993, (b) a fee of $100,000 per calendar quarter commencing with the calendar quarter ending December 31, 1993 (of which $300,000 has been paid to date), (c) a fee of $500,000, payable upon delivery of the opinion described in Item 4 above, and (d) an additional cash fee equal to 0.6% of the aggregate consideration (defined as the total consideration paid for the equity securities of the Company, plus the principal amount of all indebtedness for borrowed money, including capital lease obligations and any additional amounts due to Pro-Fac) in connection with the Offer and the Merger, subject to a credit for fees paid pursuant to clauses (a), (b) and (c) above. Assuming consummation of the Offer and the Merger on the terms contemplated by the Merger Agreement, the Company currently estimates that the amount of such additional fee due to Goldman Sachs (after credits) would be approximately $2.3 million.

     In addition, the Company has agreed to reimburse the Financial Advisors for certain out-of-pocket expenses, if any, whether or not any transaction is consummated, and to indemnify the Financial Advisors and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

     Each Financial Advisor has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, each Financial Advisor may trade the equity securities of the Company for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     The Company has engaged MacKenzie Partners, Inc. to provide investor relations and related services in connection with the Offer and the Merger, for which Mackenzie Partners, Inc., will receive customary compensation.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders of the Company on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company, other than the exercise by Mr. Petty in September 1994 of options to purchase 4,557 Class A Shares for $11 per Share (which options would otherwise have lapsed).

     (b) To the best of the Company's knowledge, all directors and executive officers of the Company currently intend to tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Section 912 of the BCL limits the ability of a New York corporation (such as the Company) to engage in business combinations with 'interested shareholders' (defined as a beneficial owner of 20% or more of the outstanding voting stock of such corporation) unless, among other things, the board of directors of such corporation has given its prior approval to the applicable business combination or to the transaction that resulted in such shareholder being an 'interested shareholder'. Prior to the execution of the Merger Agreement and Stockholder Agreement and prior to the commencement of the Offer, the Board of Directors of the Company approved the Merger Agreement, the Stockholder Agreement and the acquisition of shares by the Purchaser pursuant to the Offer and, therefore, Section 912 of the BCL is inapplicable to the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -- Press release issued by the Company on September 28, 1994.

     Exhibit 2 -- Agreement and Plan of Merger, dated as of September 27, 1994, among Pro-Fac, the Purchaser and the Company.

     Exhibit 3 -- Extracts from the Proxy Statement of the Company dated October 21, 1993.

     Exhibit 4 -- Stockholder Agreement dated as of September 27, 1994, among Pro-Fac, the Purchaser and AHI.

     Exhibit 5 -- Integrated Agreement dated as of June 26, 1992, between the Company and Pro-Fac.

     Exhibit 6 -- Letter Agreement dated as of November 11, 1993, among the Company, Agway, AHI and Agway Financial Corporation.

     Exhibit 7 -- Agreement dated as of April 29, 1993, among Agway, AHI and the Company.

     Exhibit 8 -- Agreement dated as of August 16, 1994, between the Company and Pro-Fac.

     Exhibit 9 -- Commitment letter dated September 2, 1994, from Springfield Bank to Pro-Fac (without all attachments), and the amendment thereto dated September 16, 1994.

     Exhibit 10 -- Letter dated September 27, 1994, from Dillon Read to Pro-Fac.

     Exhibit 11 -- Opinion dated September 27, 1994, of DLJ.*

     Exhibit 12 -- Opinion dated September 27, 1994, of Goldman Sachs.*

     Exhibit 13 -- Form of letter dated September 28, 1994, to be sent to the shareholders of the Company.*

- ------------

*  Copy sent to shareholders of the Company.

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
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CURTICE-BURNS FOODS, INC.

                                          By          /s/ WILLIAM PETTY
                                             ...................................
                                                   NAME: J. WILLIAM PETTY
                                            TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

Date: September 28, 1994

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